Filed by FG Merger II Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Boxabl Inc.

Commission File No. 000-56579

Date: October 24, 2025

As previously disclosed, on August 4, 2025, Boxabl Inc. (“Boxabl”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, FG Merger II Corp., a Nevada corporation (“FGMC”), and FG Merger Sub II Inc., a Nevada corporation and wholly-owned subsidiary of FGMC (“Merger Sub”). The Merger Agreement provides for a two-step merger transaction (the “Mergers”) in which, first, Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving as a wholly-owned subsidiary of FGMC, and, immediately thereafter, the Company (as the surviving company in the First Merger) will merge with and into FGMC (the “Second Merger”), with FGMC continuing as the surviving public company (the “Surviving Pubco”). By virtue of the consummation of the Mergers, the Surviving Pubco will change its name to BOXABL Inc.

On October 24, 2025, The following article was published on Bloomberg.

Father-Son Builders Hope Trump Bump Pushes Wealth ‘to the Moon’

2025-10-24 14:00:46 GMT

By Dylan Sloan

(Bloomberg) -- Galiano Tiramani got his start running a Bitcoin exchange and a marijuana farm that he concedes was “borderline illegal.”

Now, he and his father are poised to become billionaires on the heels of a SPAC deal involving their modular-housing company, Boxabl Inc. His father Paolo donated $10 million toward Donald Trump’s White House ballroom construction project last week. And they hope the president will take up their cause of replacing the current patchwork of state modular housing regulations with one-stop federal oversight, which could make them even richer.

“It could be totally nuts,” Tiramani, 38, said in an interview. “If they pass a program where I can go and apply for my house to be approved in the whole country, that would blow up the whole business — like, to the moon.”

The Tiramanis are already positioned for a massive paper windfall upon the closing of a pending deal with a special purpose acquisition company, which values Boxabl at $3.5 billion. The father-son duo currently own 99.8% of the company’s stock.

Read More: SPAC Deals Are Back in Fashion, and MAGA Is Fueling Their Growth

It’s an extraordinarily high price tag for the eight-year- old business, which reported a $41.1 million net loss for the first six months of this year and had only ever delivered 270 of its pre-built homes as of June 30, according to a filing. Tiramani says that a federal-level framework for approving modular units would make the business worth even more. “As far as federal approval for modular housing, I would hope that Trump would put an executive order in to put pressure, and then he would go with Congress to pass a law,” he said. “If it wasn’t for the regulation, I would have billions in revenue right now.”

The ‘Casita’

Las Vegas-based Boxabl is the brainchild of 65-year-old Paolo, a mechanical engineer, and his son, whose biography page on the company’s registration statement describes him as a “serial entrepreneur.”

Galiano’s first venture was a Bitcoin exchange business. “That’s where I got rich,” he said. “I took all my assets, every dime,” and “bought in at $2,000.” His next project was a marijuana farm and hash oil production facility in Northern California. “Imagine a high school chemistry lab,” Tiramani said. “We were producing these concentrates. Totally wild, crazy stuff. Borderline illegal, whatever.”

Their current business — which they started with $2 million of their own money in 2017 — is based in a sprawling 400,000- square-foot (37,161-square-meter) warehouse about 10 miles northeast of the Las Vegas Strip. Boxabl builds the modular homes in its factory, then packs them into shipping containers and reassembles the dwellings on-site in less than a day. Its flagship product, a 361-square-foot unit called the “Casita,” retails for about $60,000 and comes with a full-size refrigerator, six-foot windows and room for a king-size bed. The company got a boost in 2021 when Elon Musk said in an X post that he was living in one of its units near the SpaceX headquarters in Texas.

The Tiramanis are attempting to position their company as a key player in solving the affordable-housing crisis that’s playing out nationwide. The US is currently facing a shortage of as many as 7 million homes, according to a July report from the Pew Research Center.Modular housing advocates have billed pre- fabricated structures as a potential quick fix, allowing homeowners to install accessory units on their property in less time and relatively cheaply.

‘Rinse, Repeat’

Despite that apparent demand, Boxabl’s business has been hamstrung by a jumble of regulations that require dozens of individual licenses across different jurisdictions. So far, Boxabl is only allowed to sell its products in 15 states, according to an investor presentation.

The company’s first big break was in 2020, when it secured a $9.2 million contract to build 156 units on the US naval base at Guantanamo Bay. When the order was placed, Boxabl was “me and my father and a few other guys in a garage,” Galiano said. They moved quickly to secure factory space and fulfilled the order by the end of 2022.

The Tiramanis received just under $1 million each in salary and bonuses in 2023 and 2024, filings show, meaning nearly all of the company’s $3.7 million in total revenue over that period went toward their compensation. Boxabl has been able to raise money by selling preferred stock to retail investors through a qualified offering that has fewer regulatory requirements than traditional public listings.

The company has raised about $250 million to date from more than 50,000 investors through this type of “crowdfunding,” Tiramani said. After the SPAC deal, which is expected to close by year-end, he expects to continue selling more stock. “Liquidity for investors is super important,” Tiramani said. “We’re gonna go back to the stock market and say, ‘We need more money.’ Rinse, repeat and keep going.”

Ballroom Donation

Larry Swets, chief executive officer of FG Merger II Corp., the sponsor on the SPAC deal, said that while Boxabl’s valuation was high for a company that has consistently lost money, it’s based on “future disruptive capability.”

“My lawyers and everyone else, they were like, ‘Are you comfortable with this?’” Swets said in an interview. “Am I comfortable with crazy people that are going to try to change the world? Yeah.”

Last week, Paolo contributed $10 million in Boxabl shares toward a $300 million ballroom under construction on the East Wing of the White House. The same day, he and his son attended a private dinner at the White House for ballroom donors. Videos from the event show the Tiramanis seated just feet from the podium where Trump gave a 37-minute speech thanking those in attendance, with Galiano clearly visible in a white Boxabl- branded baseball cap.

The official invite list for the dinner also included billionaires such as Harold Hamm and Tyler and Cameron Winklevoss.

“Paolo and I are both big supporters of Trump from the beginning,” Galiano said. “He talked in his speech about housing and about how in his time as a real estate developer the government was just stopping him. He gets exactly why this stuff is not OK.” Galiano said that while he was in Washington, he and his father met with Trump, as well as with representatives from the Department of Housing and Urban Development and with economic policy advisers.

“We’re always talking to different people — FEMA, HUD, the military,” Tiramani said.

Kush Desai, a White House spokesperson, declined to comment on any possible meetings involving the president, but said in an emailed statement, “The only special interest influencing President Trump’s decision-making is the best interest of the American people.”

To contact the reporter on this story:

Dylan Sloan in New York at dsloan35@bloomberg.net

To contact the editors responsible for this story:

Steven Crabill at scrabill@bloomberg.net

Kristine Owram

Additional Information About the Proposed Transaction and Where to Find It

Additional information about the transaction, including a copy of the merger agreement has been filed by FGMC in a Current Report on Form 8-K with the U.S. Securities and Exchange Commission (the “SEC”). The proposed transaction will be submitted to shareholders of FGMC for their consideration. FGMC has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes preliminary and definitive proxy statements to be distributed to FGMC’s shareholders in connection with FGMC’s solicitation of proxies for the vote by FGMC’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to BOXABL’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to BOXABL stockholders and FGMC shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, FGMC and BOXABL shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by FGMC in connection with the proposed transaction, as these documents will contain important information about FGMC, BOXABL and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by FGMC with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to FG Merger II Corp., 104 S. Walnut Street, Unit 1A, Itasca, Illinois 60143 or to BOXABL 5345 E North Belt Rd Las Vegas NV 89115.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “plan,” “project,” “will,” “estimate,” “intend,” “expect,” “believe,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the value of autonomous driving solutions; projections of development and commercialization costs and timelines; expectations regarding BOXABL’s ability to execute its business model and the expected financial benefits of such model; expectations regarding BOXABL’s ability to attract, retain, and expand its customer base; BOXABL’s deployment of Casita; BOXABL’s expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; future ventures or investments in companies, products, services, or technologies; development of favorable regulations and government incentives affecting BOXABL’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for BOXABL to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of BOXABL and FGMC.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that BOXABL is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; BOXABL’s historical net losses and limited operating history; BOXABL’s expectations regarding future financial performance, capital requirements and unit economics; BOXABL’s use and reporting of business and operational metrics; BOXABL’s competitive landscape; BOXABL’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the capital requirements of BOXABL’s business plans and the potential need for additional future financing; BOXABL’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; BOXABL’s reliance on strategic partners and other third parties; BOXABL’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of FGMC could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change, or other circumstance that could give rise to the termination of the merger agreement; the outcome of any legal proceedings or government investigations that may be commenced against BOXABL or FGMC; failure to realize the anticipated benefits of the proposed transaction; the ability of FGMC or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in FGMC’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by BOXABL, FGMC or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of BOXABL’s and FGMC’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While BOXABL and FGMC may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in FGMC is not an investment in any of our founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of FGMC, which may differ materially from the performance of our founders’ or sponsors’ past investments.

Participants in the Solicitation

FGMC, BOXABL and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from FGMC’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of FGMC’s and BOXABL’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus when it is filed by FGMC and BOXABL with the SEC. You can find more information about FGMC’s directors and executive officers in FGMC’s final prospectus related to its initial public offering filed with the SEC on January 29, 2025 and in periodic reports filed by FGMC with the SEC. You can find more information about BOXABL’s directors and executive officers in its Annual Report on Form 10-K, filed with the SEC on April 14, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

6